

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बाँड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :

Ref. No. :

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

CO/S&B/VKJ/ 273 04.05.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
MERCHANT ACQUIRING BUSINESS

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/268 dated 04.05.2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully


10015797

(M.M.Pathak)
General Manager

Encl. as above

5/28



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :

Ref. No. :
04.05.2010

CO/S&B/VKJ/ 268

FILE NO. 82.4524

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT
MERCHANT ACQUIRING BUSINESS

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has selected consortium of Elavon Incorporation , USA and Visa International , USA as its Joint Venture (JV) Partner for Merchant Acquiring Business. The terms of arrangement are being worked out . RBI has already approved the setting up of a Wholly Owned Subsidiary for conducting Merchant Acquiring Business by SBI in the name of SBI Payment Services Private Limited.

Yours faithfully,


(M.M.Pathak)
General Manager



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC Mail Processing Section
MAY 24 2010
Washington, DC
122

Date : 10.05.2010

Ref. No. CO/S&B/VKJ/2010/ 343

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
55th ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/VKJ/2010/315 dated 10th May, 2010 addressed to the Bombay Stock Exchange Ltd., Mumbai alongwith a copy of Notice dated 4th May, 2010.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



General Manager

Encl. as above



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 10.05.2010
Ref. No.: CO/S&B/VKJ/2010/ 315

Dear Sir/Madam,

<u>LISTING AGREEMENT</u>
<u>55th ANNUAL GENERAL MEETING</u>
<u>OF THE SHAREHOLDERS OF THE BANK</u>

In terms of Clause 31(c) of the Listing Agreement, we enclose three copies of the Notice dated 4th May, 2010, issued by our Chairman informing our shareholders that the 55th Annual General Meeting of the shareholders of the Bank will be held at "Yashwantrao Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021 (Maharashtra) on Wednesday, the 16th June, 2010 at 3.30 p.m.

Yours faithfully,



(M.M. Pathak)
General Manager
Encl. as above



भारतीय स्टेट बैंक
केन्द्रीय कार्यालय, मुंबई - 400 021

सूचना

FILE NO. 82.4524

भारतीय स्टेट बैंक के शेयरधारकों की 55 वीं वार्षिक महासभा " यशवंतराव चव्हाण सेंटर" जनरल जगन्नाथ भोसले मार्ग, नरीमन पॉईट, मुंबई 400 021 (महाराष्ट्र) में बुधवार, दिनांक 16 जून 2010 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

'31 मार्च 2010 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ - हानि लेखा तथा तुलन-पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना'



(ओम प्रकाश भट्‌ट)
अध्यक्ष

मुंबई
दिनांक 04 मई 2010



STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI - 400 021.

NOTICE

FILE NO. 82.4524

Notice is hereby given that the Register of Shareholders of the State Bank of India will be closed for transfer of shares for payment of dividend, if any, for 2009-2010 from Friday, the 11th June 2010 to Wednesday, 16th June 2010 (both days inclusive).



Mumbai
Date: 04th May, 2010

(O.P. BHATT)
CHAIRMAN



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
Ref. No. 10.05.2010
CO/S&B/VKJ/2010/ 322

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16
CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDED ON 31ST MARCH, 2010

We enclose for your information a copy of our letter No.CO/S&B/VKJ/2010/313 dated 10th May, 2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 10.05.2010
Ref. No.: CO/S&B/VKJ/2010/313

Dear Sir/Madam,

FILE NO. 82.4524

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDED ON 31ST MARCH, 2010

We advise that the Register of shareholders of our Bank will be closed for transfer of shares from Friday, the 11th June 2010 to Wednesday, the 16th June 2010, both days inclusive, for payment of dividend for 2009-10, if any, to be considered at Bank's Central Board Meeting scheduled to be held on 14th May, 2010. The relevant particulars as required are furnished in the enclosure.

Yours faithfully,



(M.M. Pathak)
General Manager

Encl. as above

FORMAT FOR THE INTIMATION OF
BOOK CLOSURE/RECORD DATE

Date: 10.05.2010

The Bombay Stock Exchange Ltd.,
Mumbai

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From To	Purpose
500112	Equity Shares Rs.634,88,26,440.00	11.06.2010 to 16.06.2010	Payment of dividend, if any, to be considered at Bank's Central Board's Meeting scheduled to be held on 14th May 2010.


भारतीय स्टेट बैंक
S.B.I.
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
CORPORATE CENTRE

(M.M. Pathak)
General Manager



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax** : 022 - 22633470 / 3471 | **E-mail** : gm.snb@sbi.co.in

The Securities & Exchange Commission
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 14.05.2010
Ref. No. : CO/S&B/VKJ/2010/ 384

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2010

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/2010/350 dated 14th May, 2010 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of the audited working results of the Bank for the Financial Year ended 31st March, 2010.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Hornlman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 14-05-2010
Ref. No. : CO/S&B/VKJ/2010/350

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2010

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the audited working results of the Bank for Financial Year ended 31st March, 2010, taken on record by the Central Board of the Bank at its meeting held on date.

Yours faithfully,



(Man Mohan Pathak)
General Manager
Encl. as above

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2010

Rs. in crores

	Particulars	Quarter ended		Year ended		Consolidated Year Ended	
		31.03.2010	31.03.2009	31.03.2010	31.03.2009	31.03.2010	31.03.2009
1	Interest Earned (a)+(b)+(c)+(d)	17995.59	17342.39	70993.92	63788.43	100080.73	91067.01
	(a) Interest/discount on advances/bills	12997.32	12083.61	50632.64	46404.71	72258.74	67285.12
	(b) Income on Investments	4452.33	4230.89	17736.30	15874.11	24814.07	22079.30
	(c) Interest on balances with Reserve Bank of India and other interbank funds	217.66	857.27	1511.92	1309.62	1826.54	1783.50
	(d) Others	328.28	170.62	1113.06	409.99	1341.38	519.09
2	Other Income	4508.53	4718.22	14968.15	12690.79	33771.10	21426.08
3	TOTAL INCOME (1+2)	22474.12	22060.61	85962.07	76479.22	133851.83	113093.09
4	Interest Expended	11244.15	12500.45	47322.48	42915.29	66637.51	62626.46
5	Operating Expenses (i)+(ii)	6036.09	4283.11	20318.69	15648.70	42415.39	26201.15
	(i) Employee cost	3591.76	2349.60	12754.65	9747.31	16331.06	12626.62
	(ii) Other Operating Expenses	2444.33	1933.51	7564.03	5901.39	26084.33	13574.53
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions and Contingencies)	17280.24	16783.56	67641.16	58563.99	109052.90	88827.81
7	OPERATING PROFIT (3-6) (before Provisions and Contingencies)	5193.88	5277.05	18320.91	17915.23	24798.93	24265.48
8	Provisions (other than tax) and Contingencies	2349.40	1377.66	4394.83	3734.57	6116.91	6000.08
	— of which provisions for Non-performing assets	2186.77	1286.26	5147.85	2474.97	6228.77	3616.30
9	Exceptional items	0.00	0.00	0.00	0.00	0.00	370.57
10	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (7-8-9)	2844.47	3899.39	13926.08	14180.66	18682.02	17894.83
11	Tax expense	977.88	1157.08	4760.03	5059.42	6668.38	6721.77
12	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (10-11)	1866.60	2742.31	9166.05	9121.24	12013.64	11173.06
13	Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00
14	NET PROFIT FOR THE PERIOD (12-13)	1866.60	2742.31	9166.05	9121.24	12013.64	11173.06
	Share of Minority	0.00	0.00	0.0000	0.00	279.81	217.78
15	NET PROFIT AFTER MINORITY INTEREST					11733.83	10955.28
16	Paid-up equity Share Capital (Face Value of Rs.10 per share)	634.88	634.88	634.88	634.88	634.88	634.88
17	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	65314.32	57312.81	65314.32	57312.81	82500.70	71756.51
18	Analytical Ratios						
	(i) Percentage of shares held by Government of India	59.41%	59.41%	59.41%	59.41%	59.41%	59.41%
	(ii) Capital Adequacy Ratio						
	Basel I	12.00%	12.97%	12.00%	12.97%		
	Basel II	13.39%	14.25%	13.39%	14.25%		
	(iii) Earnings Per Share (EPS) (in Rs.)						
	(a) Basic and diluted EPS before Extraordinary items (net of tax)	29.40 (not annualised)	43.23 (not annualised)	144.37	143.77	184.82	172.68
	(b) Basic and diluted EPS after Extraordinary items	29.40 (not annualised)	43.23 (not annualised)	144.37	143.77	184.82	172.68
	(iv) NPA Ratios						
	(a) Amount of gross non-performing assets	19534.89	15714.00	19534.89	15714.00		
	(b) Amount of net non-performing assets	10870.17	9677.42	10870.17	9677.42		
	(c) % of gross NPAs	3.05%	2.86%	3.05%	2.86%		
	(d) % of net NPAs	1.72%	1.79%	1.72%	1.79%		
	(v) Return on Assets (Annualised)	0.69%	1.16%	0.88%	1.04%		
19	Public Shareholding						
	- No. of shares	257675444	257673022	257675444	257673022		
	- Percentage of Shareholding	40.59%	40.59%	40.59%	40.59%		
20	Promoters and Promoter Group Shareholding						
	(a) Pledged/Encumbered						
	Number of Shares	NIL					
	Percentage of Shares (as a percentage of the total shareholding of and promoter group)	NIL					
	Percentage of Shares (as a percentage of the total share capital of the	NIL					
	(b) Non-encumbered						
	Number of Shares	377207200	377207200	377207200	377207200		
	Percentage of Shares (as a percentage of the total shareholding of and promoter group)	100.00%	100.00%	100.00%	100.00%		
	Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.41%	59.41%	59.41%		

The above results have been approved by the Central Board of the Bank on the 14 May 2010

STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2010

Segment-wise Revenue, Results and Capital Employed

Part A : Primary Segments

Rs.in crores

		Particulars	Year ended 31.03.2010	Year ended 31.03.2009
1		Segment Revenue (income)		
	a	Treasury	22054.89	19638.88
	b	Corporate / Wholesale Bkng	26196.28	24241.41
	c	Retail Banking	37158.24	32308.93
		Add / (Less) Unallocated	552.66	
		Total	85962.07	76479.22
2		Segment Results (Profit before tax)		
	a	Treasury	4666.08	3744.64
	b	Corporate / Wholesale Bkng	4755.35	5071.12
	c	Retail Banking	8491.25	7222.86
		Total	15912.68	16038.62
		Add / (Less) : Unallocated	-1986.52	-1857.96
		Operating Profit	13926.08	14180.66
		Less Tax	4760.03	5059.42
		Less : Extraordinary Profit/ Loss		
		Net Profit	9166.05	9121.24
3		Capital Employed		
	a	Treasury	19685.76	19303.77
	b	Corporate / Wholesale Bkng	19249.28	15672.85
	c	Retail Banking	27014.16	22971.07
		Total	65949.20	57947.69

* Equity Capital is allocated between segments in proportion of the Assets of respective segments

Part B : Secondary Segments

Rs.in crores

Geographic	Domestic Operation		Foreign Operation		Total	
	Year ended		Year ended		Year ended	
Particulars	31.03.2010	31.03.2009	31.03.2010	31.03.2009	31.03.2010	31.03.2009
Revenue	81244.50	71563.34	4717.57	4915.88	85962.07	76479.22
Assets	930150.43	858147.58	123263.30	108284.50	1053413.73	994432.08

1. The Central Board have declared a dividend of Rs.30.00 per share (@ 300 %) for the year ended 31st March 2010 inclusive of an interim dividend already paid of Rs. 10.00 per share (@100 %).

2. Number of Investor's complaints received and disposed off during the quarter ended 31.03.2010
(i) pending at the begining of the quarter-N1 (ii) received during the quarter-58
(iii) disposed off during the quarter 58 (iv) outstanding at the end of the quarter- Nil

3. In terms of RBI letter No. DBD.BP No 19284/21.04.018/2009-10 dated 11.05.2010, RBI has permitted to transfer entries in inter branch accounts outstanding for a period of 10 years i.e. pertaining to the year 1999-2000. Accordingly, a net credit of Rs 80.15 crores has been transferred to Profit and Loss account. An amount of Rs 29.51 crores (net of taxes and Statutory Reserve) has therefore been transferred to General Reserve.

4. As per the Agricultural Debt Waiver and Debt Relief Scheme 2008, the amount receivable from the Central Government on account of debt waiver being Rs. 5307 Crores (net of receipts of Rs 3424 crores) and debt relief being Rs. 903.34 crores (net of receipts of Rs 226.68 crores) are treated as part of advances in accordance with the scheme read with circular issued by RBI.

5. Pursuant to a scheme of Amalgamation approved by the Central Board at its meeting on 19th June 2009, State Bank of Indore, where SBI holds 98.05% stake, is to be merged with the Bank. The Government of India has accorded sanction to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore.

Date 14.05.2010
Kolkata

R. SRIDHARAN
MD & GE (A&S)

S.K. BHATTACHARYYA
MD & CCRO

O.P. BHATT
CHAIRMAN


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला, वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल, वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
Ref. No. :

CO/S&B/VKJ/242 30.04.2010

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPDATION OF BANK'S MTN PROGRAMME

We enclose for your information, a copy of our letter No. CO/S&B/VKJ/240 dated 30.04.2010, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,


General Manager

Encl. as above



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date : 30.04.2010
Ref. No. : CO/S&B/VKJ/ 240

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
UPDATION
MEDIUM TERM NOTE (MTN) PROGRAMME

We advise that the Bank has concluded an issue of USD 50 Million Senior Debt, Fixed Rate Bonds, having a maturity of 3 years at a coupon of 3.25% p.a. payable annually under the MTN Programme. The bonds will be issued as of 30th April, 2010.

Yours faithfully,



General Manager



भारतीय स्टेट बॅंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 06.05.2010
Ref. No. :
CO/S&B/VKJ/2010/ 291

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2010
CENTRAL BOARD'S MEETING ON 14th MAY 2010
DECLARATION OF DIVIDEND FOR FINANCIAL YEAR 2009-10

We enclose for your information a copy of our letter No.CO/S&B/VKJ/2010/ 285 dated 06th May, 2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,


General Manager

Encl: as above


भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 06.05.2010
Ref. No. : CO/S&B/VKJ/2010/285

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2010
CENTRAL BOARD'S MEETING ON 14th MAY 2010
DECLARATION OF DIVIDEND FOR FINANCIAL YEAR 2009-10

In terms of Clause 19 of the Listing Agreement, we advise that in the meeting of the Bank's Central Board to be held on 14th May 2010 the proposal for declaration of dividend, if any, for the Financial Year 2009-2010 is due to be considered.

Yours faithfully,


General Manager



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 06.05.2010
Ref. No. : CO/S&B/VKJ/2010/ 295

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2010
CENTRAL BOARD'S MEETING ON 14th MAY 2010
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VKJ/2010/ 287 dated 06th May, 2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



General Manager

Encl: as above



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 06.05.2010
Ref. No. : CO/S&B/VKJ/2010/ 287

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2010
CENTRAL BOARD'S MEETING ON 14th MAY 2010
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on 14th May 2010 to take on record the audited working results of the Bank for the financial year ended on 31st March 2010. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of the press release being issued in connection with convening of the meeting on 14th May 2010.

Yours faithfully,


General Manager
Encl. as above

PRESS RELEASE

State Bank of India,
Central Office,
Mumbai 400 021.

A meeting of the Central Board of the Bank will be held on the 14th May 2010 at Kolkata to approve the audited working results of the Bank for the year ended the 31st March 2010.

Mumbai
Date :

(O. P. BHATT)
CHAIRMAN


STATE BANK OF INDIA
Financial Reporting
& Taxation Dept.
CORPORATE CENTRE, MUMBAI